Filed by Clarity Visual Systems, Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended
Subject Company: Clarity Visual Systems, Inc.
Commission File No. 132-02318
Date: August 30, 2006
                        August 30, 2006
Dear Warrant Holder,
I am writing to you again because our records indicate that you are a holder of warrants in Clarity Visual Systems, Inc. (“Clarity”). By now you should have received the Proxy Statement/Prospectus relating to the proposed merger with Planar Systems, Inc. (“Planar”). In anticipation of the upcoming merger with Planar, we need to facilitate the exercise of these warrants on or before September 11, 2006. The merger has been structured with the assumption that all warrants will be exercised by the holders in order for the warrant holder to receive the benefit of the merger consideration on an “as exercised” basis.
To assist you in this regard, the Company is offering you a “cashless” exercise program for these warrants. Please find enclosed with this letter a copy of the Amendment To Stock Purchase Warrant To Purchase Shares Of Common Stock Of Clarity Visual Systems, Inc., providing for the cashless exercise option together with a Conditional Exercise Form used to exercise your warrant conditioned upon the successful closing of the merger.
Please remember that on October 16, 2000, Clarity split its common stock two for one resulting in an automatic adjustment to your warrant. Consequently, the number of shares covered by your warrant (“Warrant Shares”) has doubled and the exercise price has been cut in half. The fair market value of the Warrant Shares covered by your warrant is set at the value of the merger consideration to be received by the common shareholders. This value is currently about $3.00 per share, plus or minus the Purchase Price Adjustment provided for in the merger agreement and based upon the Parent Signing Trading Price of $12.07 per share for Planar’s common stock. Based upon this assumption, and subtracting the $1.00 per share exercise price, this leaves you with approximately $2.00 per share of value in excess of the exercise price. Consequently, you may then use one warrant as “consideration” to pay for the exercise of approximately two warrants and you would receive a net issuance of about two thirds of the warrant shares covered by your warrant. This calculation will likely be adjusted to reflect the Purchase Price Adjustment and the Parent Closing Trading Price of Planar common stock which will be calculated using the volume weighted average price over a trailing ten trading days prior to the closing. If the Parent Closing Trading Price were calculated today, it would be less than the Parent Signing Trading Price of $12.07 per share. We will do the actual computation as part of the final calculation of the Merger Consideration to be paid to all Clarity shareholders at the closing.
     In order to take advantage of this program and to facilitate the closing of the merger, please do the following:
–	Sign and date the amended “Conditional Exercise Form” that is enclosed with this letter;

–	Fax the “Conditional Exercise Form” to 1-916-930-2501, Attn: Scott E. Bartel, Bullivant Houser Bailey, and return the Conditional Exercise Form together with your Stock Purchase Warrant in the envelope enclosed with this letter to
Bullivant Houser Bailey
Attn: Scott E. Bartel, Esq.
1415 L Street,
Suite 1000
Sacramento, CA 95814
–	If for some reason you cannot locate your original Stock Purchase Warrant, then you may fax and return your Conditional Exercise Form only indicating that you are unable to find the Stock Purchase Warrant, and we will send you the necessary affidavit certifying that the original Stock Purchase Warrant has been lost or waive the affidavit requirement.
–	You will then receive your pro rata share of the merger consideration, net of the exercise price, at the same time as all other Clarity shareholders and you will be receiving specific communications from Planar relating to the timing of the distribution shortly after the closing.
     If you have any questions, please contact Scott E. Bartel, at Bullivant Houser Bailey PC at 916-930-2513, or myself at 503-570-0676.
Sincerely,
/s/ Paul E. Gulick
Paul E. Gulick
CEO
Clarity Visual Systems

IN CONNECTION WITH PLANAR SYSTEMS, INC.’S ACQUISITION OF CLARITY VISUAL SYSTEMS, INC, PLANAR HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT ON FORM S-4 THAT CONTAINS A PROXY STATEMENT/PROSPECTUS. CLARITY SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT IS INCLUDED IN THE REGISTRATION STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PLANAR, CLARITY, THE MERGER, AND RELATED MATTERS. THE PROXY STATEMENT/PROSPECTUS IS AVAILABLE FREE FROM THE SEC WEB SITE (WWW.SEC.GOV) AND FROM PLANAR AND CLARITY. IN ADDITION TO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, PLANAR FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC.

AMENDMENT TO STOCK PURCHASE WARRANT
TO PURCHASE SHARES OF COMMON STOCK
OF CLARITY VISUAL SYSTEMS, INC.
Nos. 1997-W-1; 1998-W-1; 1998-W-2; 1998-W-3; 1998-W-4; 1998-W-5; 1998-W-6;
1998-W-7; 1998-W-8; 1998-W-12; and 1998-W-14
(the “Warrants,” covering 159,000 shares of Clarity Common Stock)
          For value received, Clarity Visual Systems, Inc., and Oregon corporation, (the “Company”) hereby amends the aforementioned Warrants as follows:
          Section 1. Amendment to Section 2.2.2 of the Warrants. Section 2.2.2 of the Warrants is hereby amended and restated as follows:
     2.2.2 Cashless Exercise. If, after the Company’s Common Stock is publicly traded, or upon entering into a definitive merger agreement providing for the exchange of the Company’s Common Stock for publicly traded securities of a party to the merger agreement, with or without additional consideration, the Holder elects to exercise the Warrant on a cashless basis, the Holder shall not be required to pay the Exercise Price and the Company shall issue to the Holder the number of shares of Common Stock equal in value to the difference between the fair market value of the Warrant Shares and the Exercise Price. Fair market value shall be equal to the average of the daily mean of the high and low trading prices for the Common Stock for the five trading days immediately preceding the Exercise Date if the Common Stock is publicly traded, or equal to the pro rata amount of the merger consideration allocated to a share of Common Stock based upon the definitive merger agreement as the case may be.
          Section 2. All other Sections to the Warrants remain in full force and effect. Other than as specifically provided for in this amendment, all other sections of the Warrants shall remain in full force and effect.
          Executed this 30th day of August, 2006.

CLARITY VISUAL SYSTEMS, INC.
By:	/s/ Ron Merryman
Ron Merryman, VP and CFO

CLARITY VISUAL SYSTEMS, INC.
27350 SW 95th Avenue, Suite 3038
Wilsonville, OR 97070
CONDITIONAL EXERCISE OF WARRANTS SUBJECT TO THE AMENDMENT TO STOCK PURCHASE WARRANT TO PURCHASE
SHARES OF COMMON STOCK OF CLARITY VISUAL SYSTEMS, INC.
     The undersigned holder of warrants to purchase shares of Clarity Visual Systems, Inc. (the “Company”) common stock covered by that certain Amendment to Stock Purchase Warrant to Purchase Shares of Common Stock of Clarity Visual Systems, Inc. (the “Amendment”) herby elects to exercise all of the undersigned’s warrants covered by the Amendment on a “cashless” basis conditioned upon and simultaneously with the closing of the merger and plan of reorganization of Planar Systems, Inc., Cornell Acquisition Corporation, and the Company as more specifically described in the Proxy Statement/Prospectus, dated August 28, 2006, previously delivered to the undersigned. A facsimile signature shall be as legally effective as a signed original.
DATED: _____________________, 2006

(IMPORTANT PLEASE INSERT DATE)

Typed or Printed Name(s)

Signature

Signature

Warrant Certificate No. (upper left side of Warrant, eg 1998-W-2)